Exhibit 99.1

Maris-Tech Receives Pilot Order for Armored Vehicle Situational Awareness Application from a Leading Global Defense Industry

Pilot follows extensive adaptation of the Jupiter product line to meet end customer-specific video streaming requirements, with potential for broader deployment

Rehovot, Israel, Oct. 05, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced that it has received a pilot order for an armored vehicle situational awareness application from a leading global defense company. The order was received through a distributor.

The pilot follows an extensive engineering and adaptation process in which Maris-Tech’s Jupiter product line was adapted to meet the end customer’s specific video streaming requirements for armored vehicle situational awareness.

The adaptations developed to address these requirements have expanded the capabilities of Maris-Tech’s products that the Company believes may also support additional applications and market opportunities across the modern battlefield.

Based on estimates and forecasts provided by the end customer, successful completion of the pilot could result in significant follow-on orders over the coming years.

“This pilot represents the result of a substantial engineering process focused on meeting the specific video requirements of a major defense customer,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that beyond the potential opportunity with this customer, the capabilities developed through this process strengthen the versatility of our Jupiter product line and expand its relevance to additional armored vehicle and battlefield applications.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the advantages, benefits and capabilities of the Jupiter product line, its belief that the added capabilities of the Jupiter product line may also support additional applications and market opportunities across the modern battlefield, the potential for successful completion of the pilot to result in significant follow-on orders over the coming years and the Company’s belief that beyond the potential opportunity with this customer, the capabilities developed through this process strengthen the versatility of its Jupiter product line and expand its relevance to additional armored vehicle and battlefield applications. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com